

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

November 30, 2007

VIA U.S. MAIL AND FACSIMILE (011.81.75.935.6141)

Mr. Yasunobu Toriyama
Executive Vice President, Chief Financial and
Accounting Officer
Nidec Corporation
338 Kuzetonoshiro-cho
Minami-ku
Kyoto, Japan 601-8205

> **Re: Nidec Corporation**
> **Form 20-F for the fiscal year ended March 31, 2007**
> **File No. 333-13896**

Dear Mr. Toriyama:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant